Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls, Quebec Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Mario Plourde to Succeed Alain Lemaire as President of Cascades

Montréal, March 26, 2013 – Today, Alain Lemaire, in the company of his brothers Bernard and Laurent Lemaire, announced that he will be passing the position of President and Chief Executive Officer of Cascades to Mario Plourde, now Chief Operating Officer of the company. The transfer will take place on May 9, following a two-year transition period.

Lemaire made this important announcement this morning at a press conference. He also indicated that he will continue to serve as Chairman of the Board of Directors. “Of course, I will continue to support Mario in his daily activities, and I also intend to remain involved with the company, returning to my original passion by putting my technical skills to use in the various groups,” he added. Bernard and Laurent will also remain active, continuing to serve on the Board of Directors and the Executive Committee, and participating in the company’s strategic planning.

“In February 2011, we announced the nomination of Mario Plourde to the position of Chief Operating Officer. He belongs to the new generation of competent and dedicated leaders at Cascades, and he is a true believer in our values. At the same time, we announced the beginning of a transition process that would ensure a sound business succession. We had a plan, and we carried it out. After nearly 10 years at the head of the company, my brothers and I feel it is time to pass on the torch and make room for the younger generation,” said Alain Lemaire.

“Today, I’d like to thank Bernard, Laurent and Alain for the trust they are placing in me,” said Plourde. “It is a real honour to take over the reins of the company they have built with their own hands, and that has become one of the most admired businesses in the province. I am looking forward to perpetuating the values of the company, and taking the torch they have carried for close to 50 years. I want Cascades employees to know that they can count on me to be there, and that I am fully committed and dedicated to the company. In these challenging economic times, it is more important than ever to remain unified, stay the course and build an increasingly efficient business,” added Plourde.

Mario Plourde is Chief Operating Officer of Cascades and has been managing the company’s operations since 2011. He works in close collaboration with the President and heads up the management team responsible for operations of the various business segments of the company’s three major groups (Tissue Group, Containerboard Group and Specialty Products Group).

Since his arrival at Cascades in 1985, Plourde has occupied various positions including Controller, Plant Manager and General Manager. In 1997, he was appointed President and Chief Operating Officer of the Specialty Products Group, and was President of this group from 2000 to 2010.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs more than 12 000 men and women, who work in over a hundred modern and versatile production units in North America and Europe. With its management philosophy, close to half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819 363-5164

hugo_damours@cascades.com

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